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                           November 3, 2022

       Kambiz Mahdi
       Chief Executive Officer
       Clean Energy Technologies, Inc.
       2990 Redhill Avenue
       Costa Mesa, California 92626

                                                        Re: Clean Energy
Technologies, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            File No. 000-55656

       Dear Kambiz Mahdi:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       General

   1. Based on disclosures provided in your Form 10-Q for the quarterly period ended June 30,
                                                        2022, we note that the
majority of your interim revenues were derived from your newly established reportable
segment CETY HK. We further note that CETY HK consists of
                                                        two business ventures
in mainland China, including liquefied natural gas trading
                                                        operations and a
planned joint venture with Shenzhen Gas. Please revise your next Form
                                                        10-K for the fiscal
year ending December 31, 2022 to provide more specific and
                                                        prominent disclosures
about the legal and operational risks associated with China-based companies. For
additional guidance, see the Division of Corporation Finance's "Sample
                                                        Letter to China-Based
Companies" issued by the Staff in December 2021 and CF
                                                        Disclosure Guidance
Topic No. 10, "Disclosure Considerations for China-Based
                                                        Issuers."
 Kambiz Mahdi
Clean Energy Technologies, Inc.
November 3, 2022
Page 2
Notes to Consolidated Financial Statements
Note 6 - Intangible Assets, page 52

2. We note your acquisition of "LWL" in November 8, 2021 for $1.5 million of cash and contingent consideration shares and have the following comments:

                Provide audited financial statements of the acquiree as required by Rule 8-04 of
              Regulation S-X or tell us in sufficient detail why such financial statements are not required.

                Tell us the full name of the acquiree and clarify if LWL is the same entity as Jiangsu
              Huanya Jieneng (   JHJ   ).

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at
(202) 551-
3254 with any questions.



FirstName LastNameKambiz Mahdi                                  Sincerely,
Comapany NameClean Energy Technologies, Inc.
                                                                Division of
Corporation Finance
November 3, 2022 Page 2                                         Office of
Manufacturing
FirstName LastName